Mail Stop 3030

December 31, 2008

Walter J. Galvin
Senior Executive Vice President and Chief Financial Officer
Emerson Electric Co.
8000 W. Florissant Drive, P.O. Box 4100
St Louis, Missouri 63136

> **Re:** **Emerson Electric Co.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 25, 2008**
> **File 001-00278**

Dear Mr. Galvin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11, Executive Compensation, page 19

Definitive Proxy Statement on Schedule 14A, filed December 12, 2008

Competitive Market Pay Information and Philosophy, page 17

1. We note page 17 of your proxy statement indicates your compensation committee reviews compensation data from other companies. In your future filings, please identify each company in your peer groups as requested by Item 402(b)(2)(xiv) of Regulation S-K.

2. We note your disclosure on page 9 of your proxy statement regarding

compensation consultants. However, your disclosure on the top of page 17 states that the compensation committee reviews survey results from Hewitt Associates, Inc. which was not identified as a consultant on page 9. In future filings, as appropriate, please clarify the role of each consultant as requested by Item 407(e)(3)(iii) of Regulation S-K.

Annual Bonus, page 19

3.   We note that you have not provided a quantitative discussion of the performance measures such as the "company's financial performance" and the "original forecasted financial plan" to be achieved for your executive officers to earn their discretionary annual bonuses. In future filings please provide such disclosure or alternatively, tell us why you believe that the disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). Further, qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent that it is appropriate to omit specific targets, discuss how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

Summary Compensation Table, page 26

4.   Please tell us how you have determined that the 2007 and 2008 bonus amounts payable are not being paid under a plan, as it appears you have criteria for these bonus amounts as disclosed in footnote 1 to the table and your disclosure on page 19 under "Annual Bonus." Please see Item 402(a)(6)(ii) and Question 119.02 of the Questions and Answers of General Applicability available on our web site. If the amounts paid to your named executive officers as bonuses should be disclosed in future filings under the caption "Non-Equity Incentive Plan Compensation" in your Summary Compensation Table pursuant to Item 402(c)(2)(vii) of Regulation S-K rather than under the caption "Bonus" (refer also to Item 402(a)(6)(iii)), the threshold, target and maximum amounts related to those awards should also be disclosed in your "Grants of Plan Based Awards" table pursuant to Item 402(d)(2)(iii) of Regulation S-K.

Exhibits 31.1 and 31.2

5.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3637 if you have any questions.

Sincerely,

Jay Mumford
Senior Attorney